COMMENTS RECEIVED ON DECEMBER 15, 2010

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity High Income Central Fund 2
Fidelity Specialized High Income Central Fund

AMENDMENT NO. 24

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

Fidelity Corporate Bond 1-10 Year Central Fund
Fidelity Mortgage Backed Securities Central Fund

AMENDMENT NO. 10

1. All funds

"Fund Summary - Investment Advisers" & "Fund Management" (Part A of the Registration Statements)

(Example from Fidelity High Income Central Fund 2 - Investment Advisers)
"FMR Co., Inc. (FMRC), an affiliate of Fidelity Management & Research Company (FMR), is the fund's manager. Other investment advisers serve as sub-advisers for the fund."

C: The Staff questions the absence of sub-adviser disclosure in the "Investment Advisers" section, given that there are sub-advisers disclosed in the "Fund Management" section.

R: Pursuant to Instruction 2 to Item 5, a fund having three or more sub-advisers, each of which manages a portion of the fund, need not identify each such sub-adviser, except that it must identify any sub-adviser that is or is reasonably expected to be responsible for the management of a significant portion (i.e., 30% or more) of the fund. As no sub-adviser is reasonably expected to be responsible for the management of 30% or more of any fund's assets, no sub-advisers are identified in this section.

2. All funds

"Fund Summary" (Part A of the Registration Statements)

"Purchase and Sale of Shares"

"Shares of the fund are not offered to the public.

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

The fund has no minimum investment requirement."

C: The Staff noted that there is no disclosure related to the procedure for redemption.

R: Consistent with Item 6(b), the disclosure indicates when the fund is open for business and that shares will be sold at the NAV next calculated after an order is received in proper form. We believe this level of detail is sufficient given that each fund is offered for investment only to certain other mutual funds managed by FMR or an affiliate.

3. Fidelity High Income Central Fund 2

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff requests the inclusion of the fund's market capitalization range.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization.

4. Fidelity High Income Central Fund 2

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

"Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers. Lower-quality debt securities (those of less than investment-grade quality) and certain types of other securities tend to be particularly sensitive to these changes."

C: The Staff notes that we should add small cap disclosure to the "Principal Investment Strategies" section if the fund intends to invest in securities of smaller, less well-known issuers.

R: Investing in smaller issuers is not a principal investment strategy of the fund. "Issuer-Specific Changes" are a principal investment risk, however, and we believe it is important to disclose that certain investment risks are tied to the issuers of the securities the fund may buy, and not just to the securities themselves. One issuer-specific risk relates to the issuer's relative size and degree of recognition in its industry. Accordingly, the disclosure notes that the value of securities of smaller issuers can be more volatile than that of larger issuers.

5. All funds

"Directors and Officers (Trustees and Officers)" (Part B of the Registration Statements)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Directors and Officers (Trustees and Officers)" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Directors and Officers (Trustees and Officers)" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

6. Fidelity Mortgage Backed Securities Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

"Foreign Exposure. Foreign securities and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign currencies; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market."

C: The Staff would like us to identify which funds the risk applies to. The Staff noted that this risk does not apply to Fidelity Mortgage Backed Securities Central Fund.

R: The disclosure for Corporate Bond 1-10 Year Central Fund under the heading "Principal Investment Strategies" indicates that it may invest in securities of foreign issuers, whereas Fidelity Mortgage Backed Securities Central Fund does not have such disclosure. We believe the principal risks applicable to each fund are clear from the investment strategies disclosed. Accordingly, we have not modified disclosure.

7. Fidelity Corporate Bond 1-10 Year Central Fund and Fidelity Mortgage Backed Securities Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

"Lower-quality debt securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities often fluctuates in response to company, political, or economic developments and can decline significantly over short as well as long periods of time or during periods of general or regional economic difficulty."

C: The Staff questions why we include risk disclosure related to investment in lower-quality debt securities, when the fund invests 80% or more in investment grade securities.

R: Although the securities in which the funds invest are normally investment-grade, and the funds do not have a principal strategy to invest in lower-quality debt securities, the funds still have the ability to invest in lower-quality debt securities, and therefore we believe this disclosure is appropriate.

8. Fidelity Corporate Bond 1-10 Year Central Fund and Fidelity Mortgage Backed Securities Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

"Leverage Risk. Derivatives and forward-settling securities involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities also involve the risk that a security will not be issued, delivered, or paid for when anticipated.In response to market, economic, political, or other conditions, FIMM may temporarily use a different investment strategy for defensive purposes. If FIMM does so, different factors could affect a fund's performance and the fund may not achieve its investment objective."

C: The Staff noted that since the fund discloses derivatives as a principal investment risk we should refer to the letter from Barry Miller at the SEC to the ICI regarding derivative disclosure and make changes accordingly.

R: We are familiar with Barry Miller's letter to the ICI regarding derivative disclosure and modified the funds' derivatives-related disclosure when we filed the funds' registration statements in October.

9. Fidelity Mortgage Backed Securities Central Fund

"Investment Policies and Limitations" (Part B of the Registration Statement)

"Concentration"

"The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry."

C: The Staff would like us to explain why Fidelity Mortgage Backed Securities is not concentrated.

R: We understand that it is the position of the Staff that investment of more than 25 percent of a fund's assets in any one industry represents concentration. Because the fund does not invest more than 25 percent of its assets (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) in the securities of companies whose principal business activities are in the same industry, it is not concentrated.

10. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.